Northeast Island, Corp.
100 East Cook Avenue Suite 101
Libertyville, IL 60048

May 5, 2010

Via EDGAR and FedEx
Stacie D. Gorman
Mail Stop 3010
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Northeast Island, Corp. Form 10
Filed March 8, 2010
File No. 000-53903

Dear Ms. Gorman:

By letter dated April 6, 2010, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Northeast Island, Corp. (“Northeast” or, the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Registration Statement on Form 10 (the “Registration Statement” or the “Form 10”) filed on March 8, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.	Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. As such, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. If our comments are not addressed within this 60-day time period, and you have not withdrawn this registration statement, please incorporate your revisions, in response to our comments, in both amendments to this Form 10 and your periodic reports.

RESPONSE:	The Company understands that the Form 10 goes effective by lapse of time 60 days after the filing date pursuant to the Section 12(g)(1) of the Securities Exchange Act of 1934, and as a result we will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934 at such time.

If the comments contained in this Commission comment letter are not addressed within 60-day period following the filing of the initial Form 10, we will incorporate our revisions in response to the comments contained herein in both subsequent amendment(s) to the Form 10 and our periodic reports.

        Item 1.  Description of Business, page 1

        (b) Business of Issuer, page 1

2.
(a) Please revise your disclosure to clarify that securities are merely "quoted," as opposed to begin "listed," on quotation systems, including the OTCBB. Also, on page 1, we note your belief that you "would be attractive to a private operating company seeking to become public." Here or in the appropriate section, please revise to clarify if your promoters have experience in selling "blank check" companies to private operating companies.

	RESPONSE:	We have revised the disclosure on page 1 of the Registration Statement to clarify that securities are “listed” and not “quoted” on the OTCBB. We have also revised the Registration Statement to include the description of Mr. Gene Maher and Mr. John Prinz’s experience in selling “blank check” companies to private operating companies.

(b) In order to balance your disclosure, please revise to clarify that you do not provide such private companies with a public shareholder base and that such companies could acquire a reporting obligation similar to yours by simply filing their own Form 10 which would include similar information to the “extensive Form 8-K” you reference.

	RESPONSE:	We have revised the Registration Statement to indicate that we do not provide such private companies with a public shareholder base and that such companies could acquire a reporting obligation similar to ours by filing their own Form 10 which would include similar information to an “extensive Form 8-K.”

3.	We note your disclosure that you will depend on Mr. Gene Maher and Mr. John Prinz to provide you with the necessary funds to implement your business plan. Please revise to clarify how you have determined that these individuals will provide additional funding and whether you have any options in the event these individuals determine not to provide additional funding. Any known terms for such funding should be disclosed.

	RESPONSE:	We have revised the Registration Statement to disclose that Mr. Maher and Mr. Prinz both have the ability to provide the necessary funding to implement our business plan. In addition, we are not seeking funds from any other resources because we believe Mr. Maher and Mr. Prinz are capable of funding our operations. In addition, we have added a risk factor under the “Risk Factor” section disclosing that if Mr. Maher and Mr. Prinz cannot provide us with necessary funds to implement our business plan, and if we cannot acquire funds from other resources, we may have to terminate our operations.

4.	Please add disclosure regarding any conflicts of interest involving Mr. Prinz, Mr. Maher, or their affiliates. For example, we note your disclosure on page 3, that Mr. Maher may allocate his time to other businesses. Please disclose whether their affiliated businesses have the same or similar investment objectives to you.

	RESPONSE:	We have revised the Registration Statement to disclose that that the affiliated businesses of Mr. Prinz and Mr. Maher, or their affiliates do not have the same or similar investment objectives to the Company. In addition, we have expanded our discussion under the risk factor “Messers Maher and Prinz will allocated their time to other business, thereby causing conflicts of interested … to our affairs” to disclose the potential conflicts of interest arising from allocating their time to other businesses.

Item 1A. Risk Factors, page 4

5.
Please add a risk factor to disclose that there is substantial doubt about your ability to continue as a going concern. In this risk factor, please disclose the losses you have incurred and your net working capital deficiency. We also note that your liabilities are greater than your assets. See Item 503(c) of Regulation S-K.

RESPONSE:	We have added a risk factor to the Registration Statement to disclose that there is substantial doubt about our ability to continue as a going concern as well as the losses we have incurred and our net working capital deficiency.

        Item 2. Management’s Discussion and Analysis or Plan of Operations, page 9

6.
In the second paragraph you indicated that only Mr. Maher will provide the necessary funding to the company to implement its business plan. However in the first paragraph on page 2, you have indicated that both Messrs. Gene Maher and John Prinz will provide the company with the necessary funding. Please explain the discrepancy.

	RESPONSE:	We have revised the Registration Statement to indicate that both Mr. Maher and Mr. Prinz will provide necessary funding to the Company as required.

7.	In addition, clarify whether the company has the obligation or intent to reimburse the aforementioned funds.

	RESPONSE:	The Company has an obligation to reimburse both Mr. Maher and Mr. Prinz for any loans made to the Company. In addition, we have filed the appropriate loan documents as an exhibit to the Registration Statement in connection with question 13.

8.	We note that you intend to meet costs through funds in your treasury and through stockholders or other investors. Please clarify that you currently do not have any money in your treasury. Additionally, please clarify whether you have contacted potential investors. Further please clarify whether you have entered into any credit facility agreements or other financing arrangements.

	RESPONSE:	We have revised the Registration Statement to clarify that we currently do not have any money in our treasury and neither have we contacted any potential investors.

9.	We note your statement that you "may consider a business which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital." Considering you do not have any funds, please clarify how you will provide start-up financing to a developing company or additional capital to a struggling company.

	RESPONSE:	We have revised the Registration Statement to disclose that we are seeking a merger with a business which (A) (i) has recently commenced operations, (ii) is a developing company in need of additional funds for expansion into new products or markets, and (iii) is seeking to develop a new product or service, or (B) is an established business which is in need of additional capital from investors who have declined to invest in a privately held company.

        Item 5. Directors, Executive Officers, Promoters and Control Persons, page 11

10.	Please revise your disclosure of the experience of your officers, directors, and other significant employees to provide the dates each individual’s employment began and ended with each entity where he or she was employed.

	RESPONSE:	We have revised the Registration Statement to disclose the beginning and ending dates of each of our officers, directors and other significant employees with each entity where he or she was employed.

Item 6. Executive Compensation, page 12

11.	We note your disclosure that you have not paid any cash remuneration to your officer and directors since inception. However, we note your disclosure on page 13 that you paid 750,000 shares to Mr. Maher and 750,000 shores to Mr. Prinz in consideration of their services. Please be aware that the disclosure requested by Item 402 of Regulation S-K applies to any type of compensation received by officers and directors from any source related to their activities and services provided to you. Therefore, please revise your disclosure to provide the information required by Item 402(m) through(s), as appropriate, or tell us why the noted shares are not considered compensation.

	RESPONSE:	We have revised the Registration Statement to provide the compensation information required by Item 402(m) as appropriate.

        Item 7. Certain Relationships and Related Transactions, page 12

12.	We note that you have not provided any disclosure in response to this section. However, we note your disclosure that you will depend on Mr. Gene Maher and Mr. John Prinz to provide you with the necessary funds to implement your business plan. If you have an agreement in place, such agreement should be discussed in this section. Also, please tell us why you have not discussed the loan you received from an entity affiliated with your Chief Executive Officer or revise to provide such disclosure. Please refer to Item 404 of Regulation S-K.

	RESPONSE:	We have revised the Registration Statement to disclose all related party transactions, including any agreement with our officers and directors.

Item 8. Market for Common Equity and Related Stockholder Matters, page 12

13.	Please refer to Item 20(a)(2)(ii) and revise to discuss how Rule 144 applies to your outstanding shares. Please note the application of Rule 144(i).

	RESPONSE:	We have revised the Registration Statement to disclose the application of Rule 144(i) to our outstanding shares.

Exhibits

14.	Please refer to Item 601 of Regulation S-K and ensure that all applicable exhibits are filed. We note your reference to an agreement with your officers to fund your operations initially and that you have already issued shares to such officers. As such, to the extent you have any instruments relating to the rights of your security holders and any loan agreements or financing commitments with your officers and directors and their affiliates, they should be filed. Alternatively, please tell us why you do not believe you need to file these agreements.

RESPONSE: We have revised the Registration Statement to include the loan agreement as an exhibit to theRegistration Statement.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under e federal securities laws of the United States.

Sincerely,

Gene Maher
Gene Maher
Chief Executive Officer